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29 August 2008

29th August, 2008.

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Registrar of Securities, Yukon Territory

Dear Sirs/Mesdames:

Re:   Tournigan Energy Ltd. (the "Company")
          Consent of Author

I, Robert Bowell, do hereby consent to the public filing of the technical report titled "NI 43-101 Technical Report on Resources, Kuriskova Uranium Project, Eastern Slovakia" and dated August 28, 2008 (the "Technical Report") and any extracts from or a summary of the Technical Report under National Instrument 43-101 disclosure of Tournigan Energy Ltd. and the filing of the Technical Report with any securities regulatory authorities.

I further consent to the Company filing the report on SEDAR and EDGAR and consent to press releases made by the Company with my prior approval. In particular I have read and approved the press release of Tournigan Energy Ltd. dated July 16, 2008 (the "Disclosure") in which the findings of the Technical Report are disclosed.

I also confirm that I have read the Disclosure and that it fairly and accurately represents the information in the Technical Report that supports the Disclosure.

Yours truly,

Dated in Tucson, Arizona, August 29, 2008

("Signed")
________________________
Eur.Geol. Robert Bowell PhD C.Chem. C.Geol
Principal Geochemist
#332782, Chemist; #1007245, Geologist